FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of September 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

            --------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

            --------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes       No  X
                                ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Press release:

CEZ's prices for next year are more than CZK100 lower than prices prevailing abroad.

CEZ's wholesale price for electricity means that price rises in the Czech Republic are 50% less than in Europe.

The power company CEZ has prepared for next year prices for supplying high-voltage electricity to the wholesale market. The prices for next year reflect the development of prices in European markets as well as increases in the cost of the inputs used for power production which have occurred in prior years. For example, while the price of coal has risen by approximately 25 percent in the last ten years, this cost increase has not manifested itself in electricity prices, since electricity prices have in fact declined.

The offered prices are maximum prices and CEZ anticipates that they could end up being reduced, depending on the set of requirements demanded by customers, if such demands make it possible for CEZ to optimize the fulfillment of its customers' requirements from its production.

After two years during which prices of high-voltage electricity declined by approximately 13 percent, prices in EU markets are presently rising. Prices for continuous year-round supply of electricity, the so-called band supply, will increase by approximately 12 percent year-on-year while the prices for the 4 products in the category of off-peak electricity will decline by approximately 15 percent.

For customers in the Czech Republic, the prices are very advantageous, since they are significantly lower than those charged by competitors abroad. The prices reflect only one half of the increases that have taken place in Europe. In Europe, prices have risen year-on-year by approximately 25 percent. The prices charged by CEZ for individual products are consequently far below German prices, lower by more than CZK 100 per megawatt/hour. This means that prices charged to domestic customers are lower than those charged to foreign customers purchasing our electricity.

By keeping price rises for electricity to half of those occurring abroad, CEZ has proven on a practical basis that it is among the most efficient producers of electricity in Europe and that it is able to successfully sell in foreign markets.

These wholesale prices for CEZ's products do not represent the prices that will be charged to end consumers. Electricity prices for small-scale consumers are composed of a number of components, not just from the price of high-voltage electricity, which means that the foregoing increases should not end up being reflected in final electricity prices by more than 1- 3 percent, and this if one assumes that the regional power companies are unable to find ways to reduce costs.


CEZ publicizes the full range of prices for its products in a transparent manner, on its web site (www.duhovaenergie.cz, under the sections titled Customers, Firms, Industrial Customers - distribution), and CEZ is the only producer in the Czech Republic to do so.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

                                       ------------------------
                                             (Registrant)

Date: September 16, 2003


                                       By:  /s/ Libuse Latalova
                                          ---------------------
                                             Libuse Latalova
                                      Head of Finance Administration